Norske Skog

Skogn, 2002-10-21

United States Securities and Exchange Commission
Washington DC 20549

USA

02055709

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, October 21, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange October 21, 2002

dlw 11/4

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00